# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bluerock Homes Trust, Inc., CIK 0001903382
CUSIP: 09631H100
Title of class of securities: Class A Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 1345 AVENUE OF THE AMERICAS, 32ND FLOOR, NEW YORK, New York (NY), 10105
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000921895-22-002817
Filed by CIK 0001380585

## Reporting persons
- Radoff Family Foundation: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); sole voting power 50,800; shared voting power 0; sole dispositive power 50,800; shared dispositive power 0; aggregate amount beneficially owned 50,800 (1.3% of the class)
- Radoff Bradley Louis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 344,800; shared voting power 0; sole dispositive power 344,800; shared dispositive power 0; aggregate amount beneficially owned 344,800 (8.7% of the class)

## Item 1. Issuer
Name of issuer: Bluerock Homes Trust, Inc.
Address of issuer's principal executive offices: 919 Third Avenue, 40th Floor, New York, NY 10022

## Item 2. Person Filing
Name of person filing:
This statement is filed by The Radoff Family Foundation, a Texas non-profit corporation ("Radoff Foundation"), and Bradley L. Radoff. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Mr. Radoff serves as a director of Radoff Foundation and may be deemed to beneficially own the Class A Common Stock, $0.01 par value per share, of the Issuer (the "Shares") owned directly by Radoff Foundation.
Address of principal business office or, if none, residence: The address of the principal office of each of the Reporting Persons is 2727 Kirby Drive, Unit 29L, Houston, Texas 77098.
Citizenship: Radoff Foundation is organized under the laws of the State of Texas and Mr. Radoff is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on December 31, 2024:

(i) Radoff Foundation directly owned 50,800 Shares; and

(ii) Mr. Radoff directly owned 294,000 Shares. Mr. Radoff, as a director of Radoff Foundation, may also be deemed the beneficial owner of the 50,800 Shares owned by Radoff Foundation, which, together with the 294,000 Shares he directly owns, constitutes an aggregate of 344,800 Shares beneficially owned by Mr. Radoff.

The filing of this Schedule 13G shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Percent of class:
The following percentages are based on 3,953,919 Shares outstanding as of November 11, 2024, which is the total number of Shares outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2024.

As of the close of business on December 31, 2024, (i) Radoff Foundation beneficially owned approximately 1.3% of the outstanding Shares and (ii) Mr. Radoff may have been deemed to beneficially own approximately 8.7% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on October 14, 2022.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Radoff Family Foundation: /s/ Bradley L. Radoff, Bradley L. Radoff, Director (02/13/2025)
- Radoff Bradley Louis: /s/ Bradley L. Radoff, Bradley L. Radoff (02/13/2025)